FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..

                          INDEX

Document

No. 1      FRN Variable Rate Fix released on 22 November 2002
No. 2      Director Shareholding released on 22 November 2002
No. 3      FRN Variable Rate Fix released on 21 November 2002
No. 4      FRN Variable Rate Fix released on 21 November 2002
No. 5      FRN Variable Rate Fix released on 18 November 2002
No. 6      Director Shareholding released on 17 October 2002
No. 7      Director Shareholding released on 16 October 2002
No. 8      Acquisition of Shares released on 04 October 2002

Document No. 1

RE:    NORTHERN ROCK PLC
       USD 50,000,000 SERIES 199 EMTN
       DUE:  FEBRUARY 2003
       ISIN:  XS0125185016

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26NOV02 TO 26FEB03 HAS BEEN FIXED AT 1.50625 PCT PER ANNUM.

INTEREST PAYABLE VALUE 26FEB03 WILL AMOUNT TO:
USD 384.93 PER USD 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 2


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 22 November 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 16,700 Ordinary 25p Shares (Shares) in the Company at GBP7.08 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.


Following these transactions, the Northern Rock Employee Trust holds a total of 5,582,036 Shares representing 1.33% of the Company's issued share capital.

Document No. 3

RE:   NORTHERN ROCK PLC
      GBP 5,000,000 SERIES 190 EMTN
      DUE: NOVEMBER 2003
      ISIN: XS0120759799

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21NOV2002 TO 21FEB2003 HAS BEEN FIXED AT 4.0625 PCT PER ANNUM.

INTEREST PAYABLE VALUE 21FEB2003 WILL AMOUNT TO:
GBP 102.40 GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 4


RE:   NORTHERN ROCK PLC
      USD 100,000,000 SERIES 200 EMTN
      DUE: UNDATED
      ISIN: XS0125284777

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
25NOV2002 TO 24FEB2003 HAS BEEN FIXED AT 2.42375 PCT PER ANNUM.

INTEREST PAYABLE VALUE 24FEB2003 WILL AMOUNT TO:
USD 61.27 PER USD 10,000 DENOMINATION.
USD 612.67 PER USD 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.


RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 5

RE:   NORTHERN ROCK PLC
      GBP 6,000,000 SERIES 150 EMTN
      DUE FEB 2004
      ISIN: XS0094893715

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18NOV02 TO 17FEB03 HAS BEEN FIXED AT 4.00875 PCT PER ANNUM.

INTEREST PAYABLE VALUE 17FEB03 WILL AMOUNT TO:
GBP 9.99 PER GBP 1,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.


RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 6

NORTHERN ROCK PLC


NOTIFICATION OF ACQUISITION OF SHARES

BY NORTHERN ROCK QUEST COMPANY LIMITED


The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:


A J Applegarth
D F Baker
R F Bennett


have a potential interest in the QUEST and that the Trustees of the QUEST acquired the following Ordinary shares in the Company:


Date of Acquisition   No. of Shares  Price per Share  Percentage of Issued
                                                      Share Capital

16 October 2002        250,000        GBP6.4338        0.059



These shares will be held by the Trustees of the QUEST and the Executive Directors named above will have an interest in the same, until the shares are transferred to the participants in the Northern Rock Sharesave Scheme.


Following this transactions the QUEST holds a total of 3,334,182 Ordinary 25p shares in the Company representing 0.79% of the Company's issued share capital.

Document No. 7

NORTHERN ROCK PLC


NOTIFICATION OF ACQUISITION OF SHARES

BY NORTHERN ROCK QUEST COMPANY LIMITED


The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:


A J Applegarth
D F Baker
R F Bennett


have a potential interest in the QUEST and that the Trustees of the QUEST acquired the following Ordinary shares in the Company:


Date of Acquisition     No. of Shares   Price per Share   Percentage of Issued
                                                          Share Capital

11 October 2002          26,000          GBP6.3774         0.006

14 October 2002         250,000          GBP6.4435         0.059



These shares will be held by the Trustees of the QUEST and the Executive Directors named above will have an interest in the same, until the shares are transferred to the participants in the Northern Rock Sharesave Scheme.


Following these transactions the QUEST holds a total of 3,084,182 Ordinary 25p shares in the Company representing 0.73% of the Company's issued share capital.

Document No. 8

Northern Rock plc

Notification of Acquisition of Shares by Northern Rock Employee Trust


Northern Rock plc (the Company) announces the purchase on 1 October 2002 of 250,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.4835 per Share.


Following this transaction, the Northern Rock Employee Trust holds a total of 5,608,736 Ordinary 25p Shares, representing 1.33% of the Company's issued share capital. This figure now includes 366 ordinary shares in the Company, transferred to the Employee Trust on 22 July 2002 by two share scheme participants


The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.






                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  25 November 2002         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary